UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

LightInTheBox Holding Co., Ltd.

(Name of Issuer)

Ordinary shares, par value US$0.000067 per share

(Title of Class of Securities)

53225G102

(CUSIP Number)

Lung Shei Kei

Company Secretary

Zall Group Ltd.

Suite 2101, 21st Floor, Two Exchange Square

Central, Hong Kong

852-3153-5808

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:

Ning Zhang, Esq.	David A. Sirignano, Esq.
Morgan, Lewis & Bockius LLP	Morgan, Lewis & Bockius, LLP
Beijing Kerry Centre South Tower, Suite 823 8th	1111 Pennsylvania Avenue, N.W.
Floor, No. 1 Guang Hua Road, Chaoyang District	Washington, D.C. 20004
Beijing, 100020

N/A

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person I.R.S. Identification of Above Person Zall Development (HK) Holding Company Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,102,340
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,102,340
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,102,340
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 2.1%*
14	Type of Reporting Person CO

* Purchaser may be deemed to beneficially own 3,102,340 Ordinary Shares and 2.14% of the Ordinary Shares assuming 145,275,605 Ordinary Shares outstanding which includes 7,455,000 Ordinary Shares purchasable under the Warrant.

CUSIP No. 53225G102	13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Zall Cross-border E-commerce Investment Company Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 49,955,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 49,955,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 49,955,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 34.4%*
14	Type of Reporting Person CO

*E-commerce may be deemed to beneficially own 49,955,000 Ordinary Shares and 34.39% of the Ordinary Shares assuming 145,275,605 Ordinary Shares outstanding which includes 7,455,000 Ordinary Shares purchasable under the Warrant.

CUSIP No. 53225G102	13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Zall Development (BVI) Holding Company Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 53,057,340
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 53,057,340
11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,057,340
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 36.5%*
14	Type of Reporting Person CO

* Development may be deemed to beneficially own 53,057,340 Ordinary Shares and 36.52% of the Ordinary Shares assuming 145,275,605 Ordinary Shares outstanding which includes 7,455,000 Ordinary Shares purchasable under the Warrant.

CUSIP No. 53225G102	13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Zall Group Ltd. †
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 53,057,340
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 53,057,340
11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,057,340
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 36.5%
14	Type of Reporting Person HC

†Zall Development Group Ltd. changed its name to Zall Group Ltd. on May 20, 2016

*Parent may be deemed to beneficially own 53,057,340 Ordinary Shares and 36.52% of the Ordinary Shares assuming 145,275,605 Ordinary Shares outstanding which includes 7,455,000 Ordinary Shares purchasable under the Warrant.

CUSIP No. 53225G102	13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Zall Development Investment Company Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 53,057,340
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 53,057,340
11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,057,340
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 36.5%*
14	Type of Reporting Person CO

* Investment may be deemed to beneficially own 53,057,340 Ordinary Shares and 36.52% of the Ordinary Shares assuming 145,275,605 Ordinary Shares outstanding which includes 7,455,000 Ordinary Shares purchasable under the Warrant.

CUSIP No. 53225G102	13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Yan Zhi
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China (“PRC”)
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 53,057,340
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 53,057,340
11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,057,340
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 36.5%*
14	Type of Reporting Person IN

* Yan may be deemed to beneficially own 53,057,340 Ordinary Shares and 36.52% of the Ordinary Shares assuming 145,275,605 Ordinary Shares outstanding which includes 7,455,000 Ordinary Shares purchasable under the Warrant.

CUSIP No. 53225G102	13D/A

Item 1.  Security and Issuer.

This Amendment No. 3 to the statement on Schedule 13D (this “Amendment”) relates to Ordinary Shares of LightInTheBox Holding Co., Ltd., a company incorporated in the Cayman Islands (the “Issuer”).  Two Ordinary Shares of the Issuer are represented by one American depository share (“ADS”).  The Issuer’s principal executive offices are located at Tower 2, Area D, Diantong Square; No. 7 Jiuxianqiao North Road; Chaoyang District, Beijing 100015; PRC.

This Amendment supplements and amends the statement on Schedule 13D filed on April 1, 2016, amendment No. 1 filed thereto on October 21, 2016 and amendment No. 2 filed thereto on March 30, 2017 (as amended, the “Initial Statement”). Capitalized terms used in this Amendment, but not otherwise defined, have the meanings given to them in the Initial Statement.

Other than as amended by this Amendment, the disclosures in the Initial Statement are unchanged.  Responses to each item of this Amendment are incorporated by reference into the response to each other item, as applicable.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Initial Statement is hereby amended and supplemented with the following:

(a) - (b) The information requested by this paragraph is incorporated by reference herein to the information provided on the cover pages of this Amendment No. 3.

Item 7.  Material to Be Filed as Exhibits.

In light of the (i) expiration of the confidential treatment of certain omitted portions of the Confirmation and the Trading Plan and (ii) the Reporting Persons’ decision not to submit a confidential treatment request to the SEC with respect to certain omitted portions of the Second Trading Plan, the un-redacted versions of the Confirmation, Trading Plan and Second Trading Plan are attached hereto as Exhibits 2, 3 and 5, respectively.

Accordingly, Item 7 of the Initial Statement is hereby amended and Exhibits 2, 3, and 5 are replaced with the following:

Exhibit Number	Description

2	Margin Loan Confirmation, dated as of March 23, 2016, between CCB International Securities Limited and E-commerce (without redaction)

3	Trading Plan, dated as of September 9, 2016, between the Purchaser and Stifel (without redaction).

5	Rule 10b5-1 Individual Purchase Plan, dated as of March 24, 2017, between Parent and Stifel (without redaction).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 9, 2017

Zall Development (HK) Holdings Company Limited

By:	/s/ Yan Zhi
Name: Yan Zhi
Title: Director

Zall Cross-border E-commerce Investment Company Limited

By:	/s/ Yan Zhi
Name: Yan Zhi
Title: Director

Zall Development (BVI) Holding Company Limited

By:	/s/ Yan Zhi
Name: Yan Zhi
Title: Director

Zall Group Ltd.

By:	/s/ Yan Zhi
Name: Yan Zhi
Title: Director

Zall Development Investment Company Limited

By:	/s/ Yan Zhi
Name: Yan Zhi
Title: Director

/s/ Yan Zhi
Name: Yan Zhi